SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Old Mutual Financial Network Separate Account VA

Address of Principal Office (No. & Street, City, State, Zip Code):

Fidelity and Guaranty Life Insurance Company

1001 Fleet Street,

Baltimore, MD 2102

Telephone Number (including area code):	(800) 445-6758

Name and address of agent for service of process:

Ken Reitz

Old Mutual Financial Network

1001 Fleet Street, 6th Floor

Baltimore, MD 21202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES X	NO ☐

     Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Baltimore and the state of Maryland on the 15th day of September, 2006.

Fidelity and Guaranty Life Insurance Company
By:	/s/ Michael A. McGrath
Michael A. McGrath
SVP, General Counsel and Secretary

Attest:

/s/ Kenneth W. Reitz
Kenneth W. Reitz
AVP, Associate General Counsel